Contact

www.linkedin.com/in/ronbarnoy
(LinkedIn)

Top Skills

Marketing
Online Lead Generation
Start-ups

Ron Barnoy

Head of Growth ## 3D Printing Homes Sustainably
Los Angeles Metropolitan Area

Summary

Digital advertising and marketing executive with proven results in business development, optimizing internal operations, creative marketing strategies, developing client relations, and positive revenue growth.

Experience

Azure Printed Homes
Head of Growth
2021 - Present (1 year)
Culver City, California, United States

InnovateMR
Vice President of Business Development & Operations
2018 - 2021 (3 years)

PRODEGE, LLC
7 years

Senior Director of Business Development & Operations - ProdegeVN, a Prodege Company
2016 - 2018 (2 years)
El Segundo

A curated content discovery and video network promoting content from premium publishers to targeted users across desktop, mobile and in-app properties. Prodege's VN platform identifies the right audience, utilizing our first-party data to effectively reach engaged, targeted users. We stream more than 1 Billion annual video views across both partner and our owned and operated sites.

Director of Business Development & Operations - nCrave, a Prodege Company
2015 - 2016 (1 year)
El Segundo

Director of Compliance - Swagbucks, a Prodege Company

2012 - 2015 (3 years)
Torrance

Manager of Compliance - Swagbucks, a Prodege Company
2011 - 2012 (1 year)
Torrance

Pinnacle Estate Properties, Inc.
Real Estate Broker
2004 - 2011 (7 years)

Pinnacle has over 1000 agents with 9 office locations throughout North Los Angeles County and Ventura Counties. Pinnacle is the number one real estate firm in our marketing areas and has been for many years. The company owns and operates its escrow division, and is associated with a Leading Title Company and Lending Affiliates. Pinnacle is also the exclusive company that is associated with Leading Real Estate Companies of the World and Luxury Portfolio International. Pinnacle provides a "state-of-the-art" marketing program designed specifically for today's complicated marketplace.

Education

University of California, Santa Barbara
Bachelor of Business Management